September 29, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Hugoton Royalty Trust
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-10476

Dear Mr. Schwall:

The following are our responses to your above-referenced comment letter, dated September 16, 2010.  Your comments and our responses thereto are set forth below, numbered as such comments were numbered in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Producing Acreage, Drilling and Well Counts, page 11

1.	We note your response to comment 2 in our letter dated July 29, 2010. Please clarify, if true, that you do not have any exploratory wells.

Response:

We confirm that there were no exploratory wells drilled in 2007, 2008 or 2009.  In response to your comment, in future filings we will delete the sentence, “Unless otherwise indicated, all wells drilled are developmental” in the paragraph preceding the table disclosing drilled wells on page 12.  We will add a new sentence to read “No exploratory wells were drilled on the underlying properties in the periods indicated; all wells drilled were developmental.”

United States Securities and Exchange Commission
September 29, 2010

2.
We note your response to comments 2, 3 and 6 in our letter dated July 29, 2010.  It appears that you have an immaterial amount of proved undeveloped reserves, that you are not drilling many new wells and that your producing properties are subject to production declines.  In light of this, please discuss in greater detail the extent of your development projects to replace your depleting assets.  Disclose the “rates of decline which are common to the industry in the areas where the trust’s properties are located.”  Discuss your future prospects in light of these trends.  In addition, we reissue comment 7 in our letter dated July 29, 2010.  Please place this discussion in the Business or MD&A sections, and expand the risk factor titled “The assets of the trust represent interests in depleting assets….”

Response:

Hugoton Royalty Trust is a passive entity and has no physical operations of its own and has no management or employees. The trust's only function is to collect income from leases operated by others and to distribute that income to trust unitholders.

It is in the nature of a royalty trust to gradually liquidate over the trust's life.  The Hugoton Royalty Trust was created with a fixed endowment of net profits interests that entitle the trust to receive 80% of the net proceeds from the sale of oil and gas from the underlying properties.  As outlined under “Risk Factors” on page 6, the assets of the trust represent interests in depleting assets.  No additional assets may be contributed to or acquired by the trust.  Accordingly, as production from underlying properties declines over time, the income realized by the trust from its net profits interests will also decline.  Under the trust indenture, when the trust's income falls to a de minimis level, the trust will terminate.

Since the trust indenture does not permit the acquisition of any other assets, development and maintenance of the underlying properties by the operators thereof is the only way to slow the rate of depletion.  If operators of the underlying properties in which Hugoton Royalty Trust holds interests do not perform future maintenance and development projects, the assets of the trust may deplete faster than expected.  The timing and size of maintenance and development projects will depend on the market prices of oil and natural gas and may cause the underlying annual rate of depletion, which currently approximates 6% to 8%, to vary from year to year.

Future maintenance and development projects by area including plans for new drill wells and workovers are discussed in detail under “Properties” beginning on page 9 of the Form 10-K.  The trust receives annually, information from the operator(s) about planned developments for the upcoming year which gives the trust reasonable certainty about the timing of future maintenance and drilling projects.  This information is then used to establish the annual development budget which is deducted on a monthly basis from trust revenues.  The annual budget amount is also disclosed under “Properties” on page 9.  Changes in monthly development deductions are discussed in detail under “Costs” in Item 7, Trustee’s Discussion and Analysis of Financial Condition and Results of Operations on page 21 of the Form 10-K.

We believe these disclosures along with the discussion under the subsection “Volumes” on page 20 of the Form 10-K give adequate information to assess the extent to which development projects are replacing the depleting assets.  However, in future filings under the subsection "Volumes", we will expand the analysis for the change from period to period to state the percentage attributable to natural production decline.

Additionally, while we believe that our risk factor referred to in your comment appropriately conveys the risks that affect the trust, in future filings, we will change the risk factor to read as follows:

“The net proceeds payable to the trust are derived from the sale of hydrocarbons from depleting assets. The reduction in proved reserve quantities is a common measure of depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves and can offset the reduction in proved reserves. The timing and size of these projects will depend on the market prices of oil and natural gas. If the operator(s) of the properties do not implement additional maintenance and development projects, the future rate of production decline of proved reserves may be higher than the rate currently expected by the trust.

United States Securities and Exchange Commission
September 29, 2010

Because the net proceeds payable to the trust are derived from the sale of hydrocarbons from depleting assets, the portion of distributions to unitholders attributable to depletion may be considered a return of capital as opposed to a return on investment. Distributions that are a return of capital will ultimately diminish the depletion tax benefits available to the unitholders, which could reduce the market value of the units over time. Eventually, the properties underlying the trust’s net profits interests will cease to produce in commercial quantities and the trust will, therefore, cease to receive any net proceeds therefrom.”

Oil and Natural Gas Production, page 14

3.
We note your response to comment 4 in our letter dated July 29, 2010 that you do not analyze production information by field.  Please clarify whether production information by field is available to you.  If not, please present production information by such other breakdown as available to you, such as by conveyance.

Response:

Production information by field is not readily available as the trust’s reporting system is designed to report information in-line with the indenture governing the trust, which is at the conveyance level.  In response to your comment, in future filings, we will include production information at a conveyance level.

Exhibits

4.
We note your response to comment 8 in our letter dated July 29, 2010 that since the trust is not a party to the contracts, they are not required to be filed as exhibits.  Item 601 (b)(10) requires the filing of contracts as to which the registrant has a beneficial interest.  Please provide further analysis as to why these contracts do not need to be filed.

Response:

The trust's net profits interests give the trust a beneficial interest only in the cash proceeds received by the operator from the sale of oil and gas produced from the underlying properties.  The conveyance documents do not give the trust a beneficial interest in the sales contracts that the operator may enter into with its customers (such as Timberland Gathering & Processing Company, Inc. and Ringwood Gathering Company).  Accordingly, because the trust is neither a party to contracts with the operator's customers nor has a beneficial interest in those contracts, such contracts are not required to be filed as exhibits to trust reports under Item 601(b)(10).

We further note our understanding that these customer contracts are entered into by the operator in the ordinary course of its business, and would also not be required to be filed under Item 601(b)(10) on that basis.

United States Securities and Exchange Commission
September 29, 2010

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or need further information.

Very truly yours,

/s/ Nancy G. Willis
Nancy G. Willis Vice President U.S. Trust, Bank of America Private Wealth Management Trustee